     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 23, 1998
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ----------------
                                AMENDMENT NO. 4
                                       to
                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            CORPORATE EXPRESS, INC.
                                (Name of Issuer)

                            CORPORATE EXPRESS, INC.
                      (Name of Person(s) Filing Statement)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  219888-10-4
                     (CUSIP Number of Class of Securities)

                            RICHARD L. MILLETT, JR.
                       VICE PRESIDENT AND GENERAL COUNSEL
                            CORPORATE EXPRESS, INC.
                              1 ENVIRONMENTAL WAY
                           BROOMFIELD, COLORADO 80021
                                 (303) 664-2000
            (Name, Address and Telephone Number of Person Authorized
    to Receive Notices and Communications on Behalf of the Person(s) Filing
                                   Statement)

                                   Copies To:

                             JUSTIN P. KLEIN, ESQ.
                            GERALD J. GUARCINI, ESQ.
                     BALLARD SPAHR ANDREWS & INGERSOLL, LLP
                         1735 MARKET STREET, 51ST FLOOR
                        PHILADELPHIA, PENNSYLVANIA 19103

                                February 6, 1998
                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

=======================================================================================================
                 TRANSACTION                                          AMOUNT OF
                  VALUATION*                                          FILING FEE
-------------------------------------------------------------------------------------------------------
                 $402,500,000                                          $80,500
=======================================================================================================

* Calculated solely for the purpose of determining the filing fee, based upon the purchase of 35,000,000 shares of Common Stock at the maximum tender offer price per share of $11.50.


[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:     $80,500          Filing Party:   Corporate Express, Inc.
Form or Registration No.:   Schedule 13E-4   Date Filed:     February 6, 1998

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
          The Issuer Tender Offer Statement on Schedule 13E-4 dated February 6, 1998, as amended by Amendment No. 1 to Schedule 13E-4 dated March 2, 1998, Amendment No. 2 to Schedule 13E-4 dated April 3, 1998 and Amendment No. 3 to
Schedule 13E-4 dated April 6, 1998, relating to the offer by Corporate Express, Inc. (the "Company") to purchase up to 35,000,000 shares (or the maximum of any lesser number of shares as are validly tendered and not withdrawn) of its Common Stock, par value $.0002 per share (such shares, together with the associated purchase rights, the "Shares"), at prices not greater than $11.50 nor less than $10.00 net per Share in cash upon the terms and subject to the conditions set forth in the Company's Offer to Purchase dated February 6, 1998 and in the related Letter of Transmittal (together, the "Offer"), is hereby amended as follows;

ITEM 8.   ADDITIONAL INFORMATION.

          On April 13, 1998, the Company issued a press release announcing the expiration of the Offer which expired at 5:00 p.m., New York City time. The April 13, 1998 press release is attached hereto as Exhibit (a)(14) and is incorporated herein by reference.

          On April 15, 1998, the Company issued a press release announcing the preliminary results of the Offer which expired at 5:00 p.m., New York City time, on April 10, 1998. The preliminary count indicated that more than 35,000,000 Shares were tendered and not withdrawn within the tender offer range. The determination of the actual number of Shares to be purchased and the purchase price are subject to final confirmation and proper delivery of all Shares tendered and not withdrawn. The April 15, 1998 press release is attached hereto as Exhibit (a)(15) and is incorporated herein by reference.

          On April 17, 1998, the Company issued a press release announcing the final results of the Offer which expired at 5:00 p.m., New York City time, on April 10, 1998 and pursuant to which the Company accepted for payment 35,000,000 Shares at a Price of $10.75 per Share. The Shares purchased pursuant to the Offer represent approximately 25% of the 142,000,000 Shares outstanding immediately prior to the Offer. The press release is attached hereto as Exhibit (a)(16) and is incorporated herein by reference. This Amendment No. 4 to the Schedule 13E-4 also constitutes the final amendment to the Schedule 13E-4 pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended, and General Instruction (D) to Schedule 13E-4.


ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

     (a)(14)   Form of Press Release issued by the Company on April 13, 1998.
     (a)(15)   Form of Press Release issued by the Company on April 15, 1998.
     (a)(16)   Form of Press Release issued by the Company on April 17, 1998.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule 13E-4 is true, complete and correct.


                                            CORPORATE EXPRESS, INC.


                                            By:  /s/ SAM R. LENO
                                            ------------------------------------
                                            Name: Sam R. Leno
                                            Title: Executive Vice President and
                                                   Chief Financial Officer



Dated: April 22, 1998

                                 EXHIBIT INDEX

  EXHIBIT
    NO.                           DESCRIPTION
  -------                         -----------

    (a)(14)   Form of Press Release issued by the Company on April 13, 1998.
    (a)(15)   Form of Press Release issued by the Company on April 15, 1998.
    (a)(16)   Form of Press Release issued by the Company on April 17, 1998.